Mail Stop 4561

February 13, 2008

Ms. Pamela A. Little
Chief Financial Officer
ATS Corporation
7915 Jones Branch Drive
McLean, VA 22102

      Re: ATS Corporation
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 26, 2007
              Form 10-Q for the period ended September 30, 2007
              Filed November 8, 2007
              File No. 000-51552

Dear Ms. Little:

      We have reviewed your response letter dated February 11, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2007

Item 1. Consolidated Financial Statements

Note N – Subsequent Events

1. We note your response to comment two from our letter dated January 28, 2008 wherein you noted that the acquisition of Number Six Software, Inc. was consummated on November 9, 2007. Please note that pursuant to Article 3.05(b)(4) of Regulation S-X and Item 9.01(a) of Form 8-K, the financial statements of an acquired business are required no later than 75 calendar days following the consummation of the acquisition. As such, the financials for Number Six Software, Inc. were due on January 25, 2008.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief